Exhibit 99.1

Borr Drilling Limited – Announcing Voluntary Delisting from Oslo Stock Exchange, Following Oslo Bors Approval

Borr Drilling Limited (the "Company") (NYSE & OSE: BORR) today announced that Oslo Bors has approved the Company’s delisting from the Oslo Stock Exchange (OSE), following an affirmative shareholder vote at the Company’s Special General Meeting in October 2024.

The Company’s shares will be delisted from Euronext Oslo Børs as of 31 December 2024. The last day of trading will be 30 December 2024, and the Company will subsequently maintain a single listing on the New York Stock Exchange.

Shareholders holding shares that are traded at the OSE, held through the Norwegian central securities depository held with Euronext Securities Oslo (commonly known as the “VPS”) may divest their shares through open market transactions, or work with their bank or broker to migrate their shares to the Depository Trust Company (DTC) in the US for trading on the New York Stock Exchange.

Additionally, the Company intends to maintain its share registration with the VPS for a period of at least 12 months from the effective date of the delisting, allowing shareholders who want to maintain registration of their shares in Euronext Securities Oslo (VPS) to continue trading their shares via a Norwegian broker (outside of the Oslo Stock Exchange) with other investors with shares registered with Euronext Securities Oslo, or migrate their shares to the DTC within such 12-month period.

Forward looking statements

This press release includes forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These forward looking statements do not reflect historical facts and may be identified by words such as "will", "expect", "estimate" and similar expressions and include statements relating to our plan to delist our shares from trading on the OSE including our plan to maintain share registration in the VPS for at least 12 months from the effective date of delisting and other non-historical statements. Such forward looking statements are subject to risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein, including risks related to the delisting of our shares form the OSE and other risks and uncertainties described in the section entitled "Risk Factors" in our most recent annual report on Form 20-F and other filings with the Securities and Exchange Commission. These forward-looking statements are made only as of the date of this release. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.